Exhibit 99.(a)(14)

FOR IMMEDIATE RELEASE

Contacts:	Media:	Investors:

	Matthew Sherman / Ariel LeBoff	Richard Tennant
	Joele Frank, Wilkinson Brimmer Katcher	iBasis, Inc.
	212-355-4449	781-505-7409
ir@ibasis.net

THREE OF iBASIS’ LARGEST STOCKHOLDERS REJECT
ROYAL KPN’S GROSSLY INADEQUATE UNSOLICITED TENDER OFFER

BURLINGTON, MASS. — August 6, 2009 — iBasis, Inc. (NASDAQ: IBAS) today announced that its Board of Directors received separate letters from three of the Company’s largest stockholders indicating their intention to reject Royal KPN N.V.’s (AMS: KPN and OTC: KKPNY.PK) (“KPN”) unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock not owned by KPN for $1.55 per share in cash.  These three significant stockholders — Millennium Management LLC, the general partner of Millennium Partners, L.P., Lloyd I. Miller III, and Karen Singer, Trustee of the Singer Children’s Management Trust — own approximately 11% of iBasis’ outstanding shares in the aggregate, which represents approximately 25% of iBasis’ shares not owned by KPN.

In each of the respective letters, these large stockholders stated their intention not to tender their shares pursuant to KPN’s offer.  The letters further support the Special Committee’s determination that KPN’s offer is grossly inadequate, opportunistic and not in the best interests of iBasis and its minority stockholders.

The Company noted that KPN’s unsolicited tender offer is subject to numerous conditions, including that there have been validly tendered and not withdrawn prior to the expiration of the offer a number of shares that, when added to the number of shares already owned by KPN, represents at least 90% of the shares outstanding immediately prior to the expiration of the offer.

Jefferies & Company, Inc. is serving as independent financial advisor and Gibson, Dunn & Crutcher LLP is serving as independent legal counsel to the Special Committee.

Stockholders with questions about the Special Committee’s recommendation or how to withdraw any tender of their shares currently in process may call the Special Committee’s information agent, Innisfree M&A Incorporated, toll-free at 888-750-5834.

About iBasis

Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include KPN, KPN Mobile, E-Plus, BASE, TDC and many other large telecommunications carriers such as Verizon, Vodafone, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, and Telefonica.  The Company carried approximately 24 billion minutes of international voice traffic in 2008. The Company can be reached at its worldwide headquarters in Burlington, Mass., USA at +1 781-505-7500 or on the Internet at www.ibasis.com.

iBasis is a registered mark of iBasis, Inc. All other trademarks are the property of their respective owners.

###